EXHIBIT (a)(1)(xi)

E-mail

To:       [Name of Symmetricom Employee]

From:   Bill Dee, Vice President, Controller

Dear Symmetricom Employee:

Unfortunately, your Election to [Tender] [Exchange] Form in connection with the Stock Option [Purchase] [Exchange] Program was either inaccurate or incomplete and was not accepted by Symmetricom. If you wish to [Tender] [Exchange] any of your eligible stock options, you must submit a new Election to [Tender] [Exchange]. Bill Dee, Vice President, Controller for Symmetricom must be in receipt of a completed Election to [Tender] [Exchange] Form before 9:01 P.M., Pacific Time, on June 24, 2003, unless the offer is extended. If we do not receive an accurate and complete Election to [Tender] [Exchange] Form from you before the deadline, all stock options currently held by you will remain intact at their original price and original terms.

If you have any questions, please reply to this note at tenderoffer@symmetricom.com.

Thank you.